	Material Acquisition of Assets					
	Summary of Closing Statement					
Party to the 1 Part	Ameri Metro					
Party to the 2 Part	Jewel's Real Estate 1086 Master LLLP					
Party to the 3 part	GIF&DA					
Party to the 4 Part	Port De Claudius					
Party to the 5 part	HSRF Trust					
		SEC - File				
Master Trust Indenture	$8,000,000,000	(EX-10 126 ex1034gifdamastertrustindent.htm EXHIBIT 10.34 PORT DE CLAUDIUS INC DOCUMENTS)				
Bond Proceeds First Tranche	$950,000,000					
Master Trust Indenture Reserve	$7,050,000,000					
	Ameri Metro	Jewel Real Estate	GIF&DA	Port De Claudius	HSRF Trust	
Gross Distributions	Party to 1 part	Party to 2 part	Party to 3 part	Party to 4 part	Party to 5 Part	
From Bond Proceeds to	66,719,514	124,350,000	2,375,000	640,060,486	116,495,000	
Land Sale Proceeds Held in Qualified Intermediary 1031 EX Wells Fargo	33,740,000					
Land Sale Proceeds Held in Qualified Intermediary 1031 EX Wells Fargo		84,350,000				
Consulting Fee Ameri Metro	14,250,000					
HSRF Statutory Trust Trustee Fee					2,375,000	
HSRF Statutory Trust Account Admin Fee					120,000	
Vertical Cons.Mobilization Fee Phase II	2,729,514					
GID&FA Application Fee			2,375,000			
Project Construction onsite/offsite fees	16,000,000	40,000,000				
GID&FA Interest Reserve					114,000,000	
Construction Funds				640,060,486		
Allocation of expense between parties						
County transfer tax	843,500	843,500				
Eastern Development & Design (Eng./Arch.		2,000,000		2,000,000		
Real Estate Commission		445,400				
Sundstrom & Mindlin LLP		6,000,000		2,000,000		
France Law Firm				2,000,000		
Shannon McDonald law Firm				180,000		
Stombaugh Ness Accountants		225,000				
Lancaster and David Accountants	5,000					
Matthew McCurdie Attorney	100,000					

	Ameri Metro	Jewell Real Estate	GIF&DA	Port De Claudius	HSRF Trust	
	Party to 1 part	Party to 2 part	Party to 3 part	Party to 4 part	Party to 5 Part	
Allocation of expense between parties						
JSDC Law Offices		225,000				
Miller, Brown, Ohm & Assoc. Accountants	10,000					
HSRF Statutory Trust as Trustee		17,000,000		17,200,000		
State & Local Permit Fees				18,000,000		
Eastern Dev. & Design Construction Mag.. Fee				32,955,300		
HSRF Statutory Trust Contingency Fee				47,079,000		
Lord Chauffeurs equipment supplier				200,000,000		
HSR Freight Line Inc. Vehicle Purchase				70,000,000		
HSR Tech. Inc. Warehouse Automation				63,500,000		
Advertising and Promotion Platinum Media				2,000,000		
Transportation Engineering "TEMS"		5,000.000 Brazoria-Fort Bend Rail District		10,000,000 Freeport, TX		
Lease Hold Deposits to Jewell				15,500,000		
Title Insurance Cape Horn Abstracting				5,000,000		
Penn Insurance Services LLC				3,000,000		
McConkey Insurance Agency				4,000,000		
Bond Agency Rating Fees				650,000		
Contract Administration Slater & West				11,250,000		
William Sellers ESQ (Indenture Docs)		60,000				
Wells Fargo Bank 1031 Exc Account	3,000					
Smigel, Anderson and Sacks LLP				250,000		
Net total proceeds due Party	$65,758,014	$92,551,100	$2,375,000	$133,496,186	$116,495,000	
Note:						
Information is subject to change due to amendments and change orders, ordinarily practiced in the industry						